EXHIBIT 99.1

Stevanato Group Delivers 7% Revenue Growth (10% at Constant Currency) for the First Quarter of Fiscal 2026

- The Company Maintains Fiscal 2026 Guidance -

(PIOMBINO DESE, Italy) – May 7, 2026 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the first quarter of 2026.

First Quarter of 2026 Highlights (comparisons to prior-year period)

•
For the first quarter of 2026, revenue increased 7% (10% on a constant currency basis) to €273.6 million, with high-value solutions representing 47% of total revenue.
•
Gross profit margin increased 30 basis points to 27.5%.
•
Adjusted EBITDA margin increased 150 basis points to 23.9%.
•
Diluted earnings per share were €0.10, and adjusted diluted earnings per share were €0.11.
•
The Company is maintaining its fiscal 2026 guidance and still expects revenue in the range of €1.26 billion to €1.29 billion, adjusted EBITDA in the range of €331.8 million to €346.9 million, and adjusted diluted EPS in the range of €0.59 to €0.63.

First Quarter 2026 Results

For the first quarter of 2026, total revenue increased 7% year-over-year (10% on a constant currency basis) to €273.6 million, driven by a 13% revenue increase (16% on a constant currency basis) from the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset the revenue decline from the Engineering Segment. Revenue from high-value solutions increased 17%, year-over-year, to €128.6 million, and represented 47% of total revenue for the first quarter of 2026.

In the first quarter of 2026, gross profit margin increased 30 basis points to 27.5% driven by: (i) the ongoing improvements in Fishers and Latina as the new facilities continue to scale, (ii) an increase in high-value solutions, and (iii) improved marginality in the Engineering Segment. These positive trends were partially offset by the expected higher depreciation and the effects of foreign currency translation in the first quarter of 2026. Operating profit margin improved 70 basis points to 14.2%.

Net profit was €28.0 million for the first quarter of 2026, with diluted earnings per share of €0.10. For the first quarter of 2026, adjusted net profit increased to €29.6 million and adjusted diluted earnings per share increased to €0.11, compared with €0.10 for the same period last year.

For the first quarter of 2026, adjusted EBITDA increased to €65.5 million, and adjusted EBITDA margin improved 150 basis points to 23.9%, compared with the same period last year.

Franco Stevanato, Chief Executive Officer, commented, "The first quarter was a solid start to 2026, highlighted by the strong momentum in the BDS Segment which delivered 16% growth at constant currency rates, driven by revenue increases across most product categories in both high-value and standard products. As expected, higher depreciation tempered gross profit margins in the quarter but results also reflect financial improvements in Fishers and Latina as we scale production,which in turn is driving the increase in high-value solutions. Revenue from biologics, which is our fastest growing

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

end market, increased 15%, compared to the prior-year period, driven by GLP1s which accounted for approximately 21% to 22% of total Company revenue. Our success in this blockbuster treatment class demonstrates the trust and reliability that customers place on Stevanato Group to deliver high quality products at scale for their most valuable drug assets."

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue grew 13% (16% on a constant currency basis) to €249.0 million for the first quarter of 2026, compared with the same period last year, driven by growth in high value and standard products.

In the first quarter of 2026, revenue from high-value solutions increased 17% to €128.6 million, and represented 52% of BDS Segment revenue, driven predominantly by high-performance syringes and, to a lesser extent, EZ-fill® vials. Revenue from other containment and delivery solutions increased 9% to €120.3 million, compared with the same period last year, driven mostly by standard syringes and cartridges, which offset a lower revenue from IVD services.

For the first quarter of 2026, gross profit increased €1.2 million driven by the ramp up in Fishers and Latina and the favorable mix shift in high-value solutions. This was partially offset by: (i) higher depreciation, which was the largest headwind to gross profit, as more manufacturing lines are put into commercial service, (ii) the unfavorable effects of foreign currency, (iii) lower revenue and profit from an accretive pilot project with an industry-leading customer for large-batch, Not for Human Use (NFHU) fill and finish services, which did not recur in the first quarter of 2026, and (iv) the unfavorable impact from tariffs. As a result, gross profit margin decreased 300 basis points to 28.3%.

Engineering Segment
Revenue from the Engineering Segment decreased 31% to €24.6 million for the first quarter of 2026, compared with the same period last year, driven by lower revenue from glass converting and assembly manufacturing, which offset growth in pharmaceutical visual inspection.

For the first quarter of 2026, gross profit margin for the Engineering Segment increased 460 basis points to 15.3%, compared with the same period last year, as the Company begins to realize the benefits from the actions taken under its business optimization plan. This includes right-sizing operations and an improved labor cost structure which led to better financial performance in the Company's Denmark operations. While actions under the optimization plan are starting to gain traction, the Company remains cautious given the current slow pace of orders.

Balance Sheet and Cash Flow
As of March 31, 2026, the Company had cash and cash equivalents of €111.7 million, and net debt of €337.7 million.

For the first quarter of 2026, capital expenditures totaled €67.6 million, as the Company continues to increase capacity in its new manufacturing facilities in Indiana and Italy. For the three-months ended March 31, 2026, cash flow from operating activities was €75.5 million and cash used for the purchase of property, plant, and equipment, and intangible assets totaled €70.7 million. As a result, the Company generated €5.5 million of positive free cash flow for the first quarter of 2026.

The Company believes that it has adequate liquidity to fund its strategic priorities over at least the next twelve months through a combination of cash on hand, cash generated from operations, available credit lines, and the ability to access additional financing.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

2026 Guidance
The Company is maintaining its fiscal 2026 guidance and continues to expect:

•
Revenue in the range of €1.26 billion to €1.29 billion;
•
Adjusted EBITDA in the range of €331.8 million to €346.9 million; and
•
Adjusted diluted EPS in the range of €0.59 to €0.63.

Franco Stevanato, Chief Executive Officer, concluded, "Looking ahead, our strategic investments and focus on high-value, scalable solutions position us to capitalize on the accelerating growth in biologics and injectable therapies. With our operational flexibility and competitive leadership in core product categories, we are confident in our ability to support customers and drive future success."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, May 7, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q1 2026 earnings webcast.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q1 2026 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q1 2026 Link for Questions

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects," "scale," "driving," "increase," "begins," "are starting," "remains," "continues," "believes," "expect," "position," "accelerating," "drive," and other similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability, and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies, and investment plans. The forward-looking statements in this

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future, and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F, and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Caterina Tripepi Lisa Miles

caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.com

Giacomo Guiducci

giacomo.guiducci@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months
	ended March 31,

	2026	%	2025	%

Revenue	273.6	100.0%	256.6	100.0%
Costs of sales	198.4	72.5%	186.7	72.8%
Gross Profit	75.2	27.5%	69.9	27.2%
Other operating Income	1.4	0.5%	1.1	0.4%
Selling and Marketing Expenses	6.7	2.5%	6.0	2.3%
Research and Development Expenses	5.8	2.1%	5.9	2.3%
General and Administrative Expenses	25.3	9.2%	24.5	9.6%
Operating Profit	38.7	14.2%	34.6	13.5%
Finance Income	3.4	1.2%	6.0	2.2%
Finance Expense	2.9	1.0%	5.5	2.1%
Profit Before Tax	39.2	14.3%	35.1	13.7%
Income Taxes	11.2	4.1%	8.6	3.3%
Net Profit	28.0	10.2%	26.5	10.3%
Earnings per share
Basic earnings per ordinary share	0.10		0.10
Diluted earnings per ordinary share	0.10		0.10

Average shares outstanding	273.0		272.9
Average shares assuming dilution	273.0		272.9

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended March 31, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	249.0	24.6	—	273.6
Inter-Segment	0.3	31.0	(31.2)	—
Revenue	249.2	55.6	(31.2)	273.6

Gross Profit	70.5	8.5	(3.9)	75.2
Gross Profit Margin	28.3%	15.3%		27.5%

Operating Profit	44.1	3.7	(9.1)	38.7
Operating Profit Margin	17.7%	6.6%		14.2%

	For the three months ended March 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	220.8	35.7	—	256.6
Inter-Segment	0.4	42.4	(42.8)	—
Revenue	221.2	78.2	(42.8)	256.6

Gross Profit	69.3	8.3	(7.7)	69.9
Gross Profit Margin	31.3%	10.7%		27.2%

Operating Profit	41.5	3.7	(10.6)	34.6
Operating Profit Margin	18.8%	4.7%		13.5%

Cash Flow

(Amounts in € millions)

	For the three months ended March 31,
	2026	2025
Cash flow from operating activities	75.5	99.8
Cash flow used in investing activities	(70.4)	(70.7)
Cash flow used in financing activities	(24.9)	(35.7)
Net change in cash and cash equivalents	(19.8)	(6.6)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended March 31, 2026	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	249.0	24.6	273.6
Effect of changes in currency translation rates	8.1	—	8.1
Constant Currency Revenue (Non-IFRS GAAP)	257.0	24.6	281.7

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended March 31,		Change
	2026	2025	%
Net Profit	28.0	26.5	5.7%
Income Taxes	11.2	8.6	30.4%
Finance Income	(3.4)	(6.0)	(43.6)%
Finance Expenses	2.9	5.5	(47.8)%
Operating Profit	38.7	34.6	11.9%
Depreciation and Amortization and Impairment of PPE	24.7	20.6	19.5%
EBITDA	63.4	55.3	14.7%

Calculation of Net Profit Margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended March 31,
	2026	2025
Revenue	273.6	256.6
Net Profit Margin (Net Profit/ Revenue)	10.2%	10.3%
Operating Profit Margin (Operating Profit/ Revenue)	14.2%	13.5%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	23.9%	22.4%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	14.9%	14.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended March 31, 2026	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR)
Reported	63.4	38.7	11.2	28.0	0.10
Adjusting items:
Start-up costs new plants (1)	1.8	1.8	0.5	1.3	0.00
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	65.5	40.8	11.8	29.6	0.11
Adjusted Margin	23.9%	14.9%

Three months ended March 31, 2025	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR)
Reported	55.3	34.6	8.6	26.5	0.10
Adjusting items:
Start-up costs new plants (1)	0.8	0.8	0.2	0.6	0.00
Restructuring and related charges (2)	1.3	1.3	0.3	1.0	0.00
Adjusted	57.4	36.7	9.1	28.1	0.10
Adjusted Margin	22.4%	14.3%

(1) During the three months ended March 31, 2026, and the three months ended March 31, 2025, the Group recorded €1.8 million and €0.8 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products.

(2) During the three months ended March 31, 2026, and the three months ended March 31, 2025, the Group recorded €0.3 million and €1.3 million, respectively, of restructuring and related charges among cost of sales, and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark.

(3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of March 31, 2026	As of December 31, 2025

- Goodwill and intangible assets	86.5	86.8
- Right of use assets	15.2	12.4
- Property, plant and equipment	1,451.0	1,391.5
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	5.5	5.5
- Deferred tax assets	110.2	103.9
Non-current assets excluding FV of derivative financial instruments	1,668.6	1,600.3

- Inventories	294.4	268.2
- Contract assets	165.8	180.5
- Trade receivables	278.5	302.7
- Trade payables	(254.4)	(263.3)
- Advances from customers	(42.4)	(33.4)
- Non-current advances from customers	(92.2)	(98.8)
- Contract liabilities	(11.6)	(10.4)
Trade working capital	338.0	345.4

- Tax receivables and other receivables	53.7	50.6
- Current financial receivables - rent to buy agreement	8.7	8.6
- Tax payables and other current liabilities	(121.2)	(100.8)
- Current provisions	(2.3)	(4.4)
Net working capital	276.8	299.3

- Deferred tax liabilities	(14.6)	(13.3)
- Employees benefits	(6.8)	(6.8)
- Non-current provisions	(2.5)	(3.2)
- Other non-current liabilities	(52.9)	(52.1)
Total non-current liabilities and provisions	(76.8)	(75.4)

Capital employed	1,868.6	1,824.2

Net (debt) /cash	(337.7)	(337.7)

Total Equity	(1,530.8)	(1,486.5)

Total equity and net (debt)/ cash	(1,868.6)	(1,824.2)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended March 31,
	2026	2025
Net cash flow from operating activities	75.5	99.8
Interest paid	0.8	1.4
Interest received	(0.5)	(0.9)
Purchase of property, plant and equipment	(66.3)	(70.4)
Proceeds from sale of property, plant and equipment	0.2	1.1
Refund of capitalized costs of property, plant and equipment	0.1	—
Purchase of intangible assets	(4.5)	(1.4)
Free Cash Flow	5.5	29.7

Net (Debt) / Net Cash

(Amounts in € millions)

	As of March 31,	As of December 31,
	2026	2025
Non-current financial liabilities	(323.8)	(347.4)
Current financial liabilities	(128.3)	(123.5)
Other non-current financial assets - Fair value of derivatives financial instruments	0.9	0.3
Other current financial assets other than financial receivables for rent to buy agreement	1.8	2.2
Cash and cash equivalents	111.7	130.6
Net (Debt)/ Cash	(337.7)	(337.7)

CAPEX

(Amounts in € millions)

	For the three months ended March 31,		Change
	2026	2025	€
Addition to Property, plant and equipment	66.4	68.3	(1.9)
Addition to Intangible Assets	1.2	1.4	(0.2)
CAPEX	67.6	69.7	(2.1)

Reconciliation of 2026 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR)
Reported	1,260.0 - 1,290.0	317.7 - 332.9	212.7 - 227.8	149.6 - 160.7	0.55 - 0.59
Adjusting items:
Start-up costs new plants		14.1	14.1	10.3	0.04
Adjusted	1,260.0 - 1,290.0	331.8 - 346.9	226.8 - 241.9	159.9 - 171.0	0.59 - 0.63

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290